SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

I.	English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on March 19, 2010.

II.	English translation of a press release with respect to the licensing of hybrid system technology to Mazda Motor Corporation, as filed by the registrant with the Tokyo Stock Exchange on March 30, 2010.

III.	English translation of a press release with respect to the inaugural meeting of the Special Committee for Global Quality, as filed by the registrant with the Tokyo Stock Exchange on March 30, 2010.

IV.	English translation of the Japanese-language report on corporate governance publicly disclosed with the Tokyo Stock Exchange on June 29, 2006 by the registrant and amended on March 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of Accounting Division

Date:  March 30, 2010